As filed with the Securities and Exchange Commission on October 8, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VIXEL CORPORATION
(Name of Subject Company (Issuer))

VIXEL CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.0015 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK OR OTHER RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001
PER SHARE
(Title of Class of Securities)

COMMON STOCK CUSIP 928552

(CUSIP Number of Class of Securities)

JAMES M. McCLUNEY
CHIEF EXECUTIVE OFFICER
VIXEL CORPORATION
11911 NORTH CREEK PARKWAY SOUTH
BOTHELL, WASHINGTON 98011
Telephone: (424) 806–5509
Facsimile: (424) 806-4050
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
David Wilson, Esq.
HELLER EHRMAN WHITE & MCAULIFFE LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7098
Telephone: (206) 447-0900
Facsimile: (206) 447-0849

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits
EXHIBIT INDEX

     Description:

     On October 8, 2003, Vixel Corporation (the “Company”) and Emulex Corporation (“Emulex”) issued a joint press release announcing that the Company and Emulex had entered into an Agreement and Plan of Merger, pursuant to which Emulex will acquire the Company through an all-cash tender offer and merger. A copy of the press release is included as Exhibit (a)(1) hereto.

     On October 8, 2003, the Company and Emulex held a joint conference call and webcast to discuss the acquisition. Included as Exhibit (a)(2) hereto are the webcast slides presented during the teleconference.

     Following commencement of the tender offer, the Company intends to file a solicitation / recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Company’s stockholders should read the Schedule 14D-9 when it becomes available as it will contain important information regarding the transaction. Investors will be able to obtain, without charge, a copy of the Schedule 14D-9 and other filed documents relating to this transaction from the Company and through the website of the Securities and Exchange Commission at www.sec.gov.

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Item 9. Exhibits

Exhibit No.	Description

(a)(1)	Press Release, dated October 8, 2003 (Incorporated by reference to Current Report on Form 8-K filed by the Company on August 8, 2003.)
(a)(2)	Slides from joint teleconference by Emulex and the Company on October 8, 2003 (Incorporated by reference to Schedule TO-C filed by Aviary Acquisition Corp. and Emulex Corporation on August 8, 2003.)

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Press Release, dated October 8, 2003 (Incorporated by reference to Current Report on Form 8-K filed by the Company on August 8, 2003.)
(a)(2)	Slides from joint teleconference by Emulex and the Company on October 8, 2003 (Incorporated by reference to Schedule TO-C filed by Aviary Acquisition Corp. and Emulex Corporation on August 8, 2003.)

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